FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Oklak, Dennis D.	2. Issuer Name and Ticker or Trading Symbol Duke Realty Corporation (DRE)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Operating Officer
(Last) (First) (Middle) 600 E. 96th Street, Suite 100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 3/5/03
(Street) Indianapolis,, IN 46240		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/5/03		M		17,000	A	$11.8750		D
Common Stock	3/5/03		F		10,818	D	$25.9000		D
Common Stock	3/6/03		S		39,750	D	$25.8000	47,285	D
Common Stock								3,990	I	By 401(K) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options-Right to Buy(1)	$11.8750	3/6/03		M			17,000	10/4/94	10/4/03	Common Stock	17,000		0	D
Employee Stock Options-Right to Buy(2)	$12.9375							1/25/96	1/25/05	Common Stock	15,000		15,000	D
Employee Stock Options-Right to Buy(3)	$19.4375							1/29/98	1/29/07	Common Stock	7,096		7,096	D
Employee Stock Options-Right to Buy(4)	$24.2500							1/28/99	1/28/08	Common Stock	14,220		14,220	D
Employee Stock Options-Right to Buy(5)	$23.0625							1/26/00	1/26/09	Common Stock	19,936		19,936	D
Employee Stock Options-Right to Buy(6)	$20.0000							1/25/01	1/25/10	Common Stock	28,736		28,736	D
Employee Stock Options-Right to Buy(7)	$24.9800							1/31/02	1/31/11	Common Stock	25,308		25,308	D
Employee Stock Options-Right to Buy(8)	$23.3500							1/30/03	1/30/12	Common Stock	27,074		27,074	D
Employee Stock Options-Right to Buy(9)	$25.4200							2/19/04	2/19/13	Common Stock	34,184		34,184	D
Phantom Stock Units(10)	1 for 1	(10)		A		94		(10)	None	Common Stock	94			D
Phantom Stock Units(11)	1 for 1	3/6/03		A		7,802		(11)	None	Common Stock	7.802	$25.77	13,285	D
Phantom Stock Units(12)	1 for 1	(12)		A		153		(12)	None	Common Stock	153		4,664	D

Explanation of Responses:

(1) The Stock Options vested at 20% per year and were fully vested on 10/4/98.
(2) The Stock Options vested at 20% per year and were fully vested on 1/25/00.
(3) The Stock Options vested at 20% per year and were fully vested on 1/29/02.
(4) The Stock Options vested at 20% per year and were fully vested on 1/28/03.
(5) The Stock Options vest at 20% per year and will be fully vested on 1/26/04.
(6) The Stock Options vest at 20% per year and will be fully vested on 1/25/05.
(7) The Stock Options vest at 20% per year and will be fully vested on 1/31/06.
(8) The Stock Options vest at 20% per year and will be fully vested on 1/30/07.
(9) The Stock Options vest at 20% per year and will be fully vested on 2/19/08.
(10) Represents phantom stock units from dividend reinvestment equivalents accrued under the Executive Deferred Compensation Plan of Duke Realty Services Limited Partnership. The units are to be settled in cash upon the Reporting Person's termination of employment.
(11) Represents phantom stock units acquired under the Executive Deferred Compensation Plan of Duke Realty Services Limited Partnership. The units are to be settled in cash upon the Reporting Person's termination of employment. The acquisition of these derivative securities must be matched with the sale of shares by the Reporting Person on March 6, 2003 at a price of $25.80 per share. Pursuant to Rule 16(b) of the Securities Exchange Act of 1934, this acquisition generated a short swing profit of $234.06. This amount was paid by the Reporting Person to the Company on March 7, 2003.
(12) Represents phantom stock units accrued through dividend investment equivalents under the 2000 Performance Share Plan of Duke Realty Corporation. The units are to be settled in cash upon the Reporting Person's termination of employment.

By: /s/ James R. Windmiller Dennis D. Oklak by James R. Windmiller per POA prev. filed **Signature of Reporting Person	March 7, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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